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                                       FILED BY PROVIDENT BANKSHARES CORPORATION
                          PURSUANT TO RULE 425 UNDER THE SECURITIES  ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14A-12
                                          OF THE SECURITIES EXCHANGE ACT OF 1934

                               SUBJECT COMPANY: SOUTHERN FINANCIAL BANCORP, INC.
                                                     COMMISSION FILE NO. 0-22836


      On November 10, 2003, Provident Bankshares Corporation, a Maryland corporation issued the following press release:


                 [PROVIDENT BANKSHARES CORPORATION LETTERHEAD]


NEWS                                                                     CONTACT
RELEASE                                    MEDIA:  Lillian Kilroy (410) 277-2833
                         INVESTMENT COMMUNITY:  Josie Porterfield (410) 277-2889


                       PROVIDENT BANKSHARES TO PRESENT AT
                       ----------------------------------
              RYAN BECK FINANCIAL INSTITUTIONS INVESTOR CONFERENCE
              ----------------------------------------------------

BALTIMORE: (November 10, 2003) - Provident Bankshares Corporation (NASDAQ:PBKS), the parent company of Provident Bank, today announced that it will be a presenter at the Ryan Beck & Co. 2003 Financial Institutions Investor Conference, being held in New York City on Wednesday, November 19, 2003.

Provident's Chairman and CEO Gary N. Geisel, and CFO Dennis Starliper, will discuss the Company's strategies and results, including the recently announced merger with Southern Financial Bancorp. Provident's presentation will take place at 10:15 a.m. on Wednesday, November 19, 2003.

The conference can be attended by invitation only, however, Provident's presentation may be accessed live via audio conference at 800-441-0022. Slides used for the presentation will be available on Provident's web site at www.provbank.com.

Provident Bankshares Corporation is the holding company for Provident Bank, the second largest independent commercial bank headquartered in Maryland. With $5.0 billion in assets, Provident serves individuals and businesses in the Baltimore-Washington corridor through a network of 116 banking offices in Maryland, Northern Virginia, and southern York County, Pa. Provident Bank also offers related financial services through wholly owned subsidiaries. Mutual funds, annuities and insurance products are available through Provident Investment Company and leases through Court Square Leasing and Provident Lease Corp. Visit Provident on the web at www.provbank.com.

Provident Bankshares Corporation and Southern Financial Bancorp, Inc. will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC").

WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by Provident Bankshares Corporation will be available free of charge from the Investor Relations Department at Provident Bankshares Corporation, 114 East Lexington Street, Baltimore, Maryland 21202. Documents filed with the SEC by Southern Financial Bancorp, Inc. will be available free of charge from the Investor Relations Department at Southern Financial Bancorp, Inc., 37 East Main Street, Warrenton, Virginia 20186.

The directors, executive officers, and certain other members of management of Provident Bankshares Corporation and Southern Financial Bancorp, Inc. may be soliciting proxies in favor of the merger from the companies' respective shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statements issued by the respective companies, which are available on their web sites and at the addresses provided in the preceding paragraph.

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